

March 24, 2015

David J. Rodgers
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin 53222

   Re: **Briggs & Stratton Corporation**
       Form 10-K for the Fiscal Year Ended June 29, 2014
       Filed on August 26, 2014
       File No. 001-01370

Dear Mr. Rodgers:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Martin James

           Martin James
           Senior Assistant Chief Accountant